MR



10035952

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBM International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd., Suite 1110
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn — 713-745-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD
3/15/10

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public


D. BLATTEL
Notary Public, State of Texas
My Commission Expires
May 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GBM International, Inc.
(A Wholly-Owned Subsidiary of Portfolio Investments, Inc.)

Financial Statements and Supplemental Information

December 31, 2009

CONTENTS

INDEPENDENT AUDITORS' REPORT

February 10, 2010

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED
SUBSIDAIRY OF PORTFOLIO INVESTMENTS, INC., WHICH
IS WHOLLY-OWNED BY GBM GRUPO BURSATIL MEXICANO
S.A. DE C.V., CASA DE BOLSA)

We have audited the accompanying statement of financial condition of GBM INTERNATIONAL, INC. as of December 31, 2009, and the related statement of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBM INTERNATIONAL, INC. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley Endres Parkhill & Brackendorff, P.C.

Houston, Texas

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

GBM INTERNATIONAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 39,953
Deposits held by clearing brokers, restricted	100,712
Accounts receivable	2,769
Receivable from nonaffiliated brokers and dealers	1,602,470
Receivable from employees	23,717
Securities owned - marketable, at market value	5,946
TOTAL CURRENT ASSETS	1,775,567
Property and equipment, net	50,348
Other assets	23,187
Deferred income taxes, net	3,851
TOTAL NON-CURRENT ASSETS	77,386
TOTAL ASSETS	$ 1,852,953

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$ 46,660
Payable to affiliates	119,058
Accrued income taxes payable to affiliate	39,558
TOTAL CURRENT LIABILITIES	205,276
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value; 1,000 shares authorized; 725 shares issued and outstanding	-
Additional paid in capital	7,495,035
Retained earnings (deficit)	(5,847,358)
TOTAL STOCKHOLDER'S EQUITY	1,647,677
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,852,953

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Net dealer inventory and investment gain	$ 976,133
Commissions	5,479,856
Interest and dividends	3,642
Other	25,013
TOTAL REVENUE	6,484,644
EXPENSES	
Employee compensation and benefits	1,948,307
Clearing, execution and commission fees	2,037,139
Research and terminal usage fees	548,706
General and administrative	440,290
Professional fees	282,918
Interest expense	11,648
Depreciation expense	12,704
TOTAL EXPENSES	5,281,712
INCOME BEFORE INCOME TAXES	1,202,932
PROVISION FOR INCOME TAXES	(404,702)
NET INCOME	$ 798,230

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Shares	Common Stock	Accumulated Deficit	Total
BALANCE AT DECEMBER 31, 2008	725	$ 7,495,035	$ (6,305,588)	$ 1,189,447
Net income	-	-	798,230	798,230
Dividends paid	-	-	(340,000)	(340,000)
BALANCE AT DECEMBER 31, 2009	725	$ 7,495,035	$ (5,847,358)	$ 1,647,677

The accompanying notes are an integral part of these financial statements.

GBM INTERNATIONAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 798,230
Adjustments to reconcile net income to cash provided by operating activities:	
Unrealized loss on securities owned - marketable	1,467
Depreciation	12,704
Deferred income taxes	3,504
Changes in operating assets and liabilities	
Accounts receivable	(648)
Receivable from nonaffiliated brokers and dealers	24,892
Receivable from/payable to affiliates	(399,633)
Receivable from employees	(6,296)
Other assets	16,932
Accounts payable and accrued liabilities	(124,394)
Accrued income taxes	(111,017)
NET CASH PROVIDED BY OPERATING ACTIVITIES	215,741
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid	(340,000)
NET CASH USED IN FINANCING ACTIVITIES	(340,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(124,259)
CASH AND CASH EQUIVALENTS, beginning of year	164,212
CASH AND CASH EQUIVALENTS, end of year	$ 39,953
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 11,648

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer as an agent to its customers and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V., Casa De Bolsa ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

Under the terms of the Clearing Agreement between International and Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), International is required to maintain a certain level of cash on deposit with Ridge which amounted to $100,000 at December 31, 2009. Should Ridge suffer a loss due to a failure of International's customer to complete a transaction, International is required to indemnify Ridge to the extent of such loss. As of December 31, 2009, there were no amounts owed to these clearing brokers nor did International incur a loss during the year ended December 31, 2009 due to a customer's failure to complete a transaction.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities Transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income Taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return. In

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

International deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

Beginning January 1, 2007, International became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was approximately $4,777 for the year ended December 31, 2009.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There was no net realized and unrealized foreign currency losses recorded in 2009. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Fair value of financial instruments

Effective January 1, 2008, we adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements". ASC 820-10 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies, is:

Level 1-Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2-Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

active, or other inputs that are observable or can be corroborated by observable market data.

Level 3-Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2009, the securities owned- marketable was valued at $5,946 using the Level 1 valuation methodology described above (see note 4).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2: TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico. However, there were no such transactions entered into during 2009. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2009 was $418,746. Commissions receivable from GBM Mexico at December 31, 2009 were $40,515. GBM Mexico also charges International for overhead costs. No amounts were payable to GBM Mexico for these overhead costs at December 31, 2009.

NOTE 2: TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES *(Continued)*

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded within receivable from or payable to affiliates. As of December 31, 2009, there was $97,030 payable to affiliates, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return.

During 2009, International entered into an agreement with GBM Brazil, an affiliated securities dealer domiciled in and regulated by the government of Brazil, for International to pay a portion of revenue earned from referrals from GBM Brazil. Commissions earned by GBM Brazil during the year ended December 31, 2009 was $75,802. Commission's payable to GBM Brazil as of December 31, 2009 was $22,073.

From time to time advances are made to employees by International. At December 31, 2009, a total of $23,717 of employee receivables remained outstanding.

NOTE 3: NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2009, International had net capital, as defined, of $1,487,254, which was $1,387,254 in excess of the required minimum net capital of $100,000. International's ratio of aggregate indebtedness was 0.17-to1 at December 31, 2009. International is currently in compliance with these requirements.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 4: SECURITIES

Marketable securities owned consisted of the following at December 31, 2009:

	Cost	Market
U.S. Securities		
Corporate Stock	$ 3,300	$ 5,946

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2009:

	Estimated Useful Life	
Office Equipment	5 Years	$ 52,360
Vehicles	5 Years	20,441
Leasehold Improvements	Lease term	85,813
Subtotal:		158,614
Less: Accumulated Depreciation		(108,266)
		$ 50,348

NOTE 6: INCOME TAXES

As of December 31, 2009, the Company's provision for income taxes was as follows:

Federal Provision	
Current	$ 396,422
Deferred	3,503
State Provision	
Current	4,777
Total Provision for Income Taxes	$ 404,702

NOTE 6: INCOME TAXES *(Continued)*

On January 1, 2009, the Company adopted FASB ASC 740-10-25 which clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements in accordance with FASB ASC 740-10 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740-10-25 also provides guidance on derecognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of FASB ASC 740-10-25 did not have a material effect on the Company.

The Company did not have unrecognized tax benefits as of December 31, 2009 and does not expect this to change significantly over the next 12 months. In connection with the adoption of FASB ASC 740-10-25, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2009, the Company has not accrued interest or penalties related to uncertain tax positions.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on August 31, 2010. Lease incentives of free rent and lease build-out allowances were recorded as deferred rent and amortized to earnings on a straight line bases over the life of the lease. Deferred rent at December 31, 2009 was $10,982. Future minimum lease payments for this lease at December 31, 2009 were $40, 698 for 2010.

Rent expense for the year ended December 31, 2009 was $47,425.

Security transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2009, International does not expect nonperformance by customers or counterparties.

NOTE 7: COMMITMENTS AND CONTINGENCIES (*Continued*)

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. At December 31, 2009, International has recorded liabilities with regard to the right. During 2009, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8: CONCENTRATIONS

A portion of International's trading activities, as an agent, involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 9: SUBORDINATED LIABILITIES

International had no subordinated liabilities at any time during the year ended December 31, 2009. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2009.

NOTE 10: SUBSEQUENT EVENTS

The Company evaluated the period from January 1, 2010 to February 10, 2010 and noted no significant subsequent events.

SUPPLEMENTAL INFORMATION

EEPB EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 10, 2010

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

We have audited the accompanying financial statements of GBM INTERNATIONAL, INC. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 10, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley Endres Parkhill & Brackendorff, P.C.

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

GBM INTERNATIONAL, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

12/31/2009

Net capital:	
Total stockholder's equity	$ 1,647,677
Reductions and charges:	
Nonallowable assets:	
Property and equipment, net	50,348
Accounts receivable	8,066
Receivable from affiliates and employees	73,010
Petty cash	292
Other assets	27,561
Total nonallowable assets and charges, net	159,277
Net capital before haircuts on security positions	1,488,400
Haircuts on security positions	(1,146)
Net capital	$ 1,487,254
Aggregate indebtedness	$ 254,612
Percent of aggregate indebtedness to net capital	17%
Computation of basic net capital requirement	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$ 1,387,254

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by GBM International, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2009.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because GBM International, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2007 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2009.

EEPB EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

February 10, 2010

Board of Directors
GBM INTERNATIONAL, INC.
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of GBM INTERNATIONAL, INC. ("International") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of International's internal control. Accordingly, we do not express an opinion on the effectiveness of International's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in any of the following:

1. Making the quarterly securities examinations, accounts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Earley Endres Parkhill & Brackendorff, P.C.

GBM INTERNATIONAL, INC.

SIPC-7T

December 31, 2009

Financial Statements



INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
GBM INTERNATIONAL, INC. (A WHOLLY-OWNED SUBSIDIARY OF PORTFOLIO INVESTMENTS, INC., WHICH IS WHOLLY-OWNED BY GBM GRUPO BURSATIL MEXICANO S. A. DE C.V., CASA DE BOLSA)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by GBM INTERNATIONAL, INC. ("the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for The Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries and check copies noting no differences;
2. Reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less amounts reported on the unaudited Part II A Focus report filing as of March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences.

1333 West Loop South, Suite 1400 | Houston, Texas 77027
Phone: 713.622.0016 | Fax: 713.622.5527 | Web: www.eepb.com

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Earley Endres Parkhill & Brackendorff, P.C.

Houston, Texas
February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043882 FINRA DEC
GBM INTERNATIONAL INC 15*15
2700 POST OAK BLVD STE 1110
HOUSTON TX 77056-5719

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jose Macouzet (281) 745-9100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,671.32

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,938.49)

   1/5/09 & 7/23/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 4,732.83

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 4,732.83

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBM International Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Designated Principal
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,471,112.12

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 4,471.112.12

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 631.12

(2) Revenues from commodity transactions. 383,945.36

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,411,775.21

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest Income 3,117.75

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,117.75

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 3,117.75

Total deductions 1,802,587.19

2d. SIPC Net Operating Revenues $ 2,668,524.93

2e. General Assessment @ .0025 $ 6,671.32

(to page 1 but not less than $150 minimum)

GBM International, Inc.

December 31, 2009

Financial Statements